82-3768

TATA

SUPPL

Fax Nos. 22723121/ 22723719/22722037

The Stock Exchange, Mumbai
First Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Kind Attn: Corporate Relationship Dept.

March 11, 2004
Sc-16189

04010561

MAR 12 2004

Dear Sirs,

Re : Convening of an Extraordinary General Meeting

Pursuant to clauses 31 and 36 of the Listing Agreement with the Stock Exchange, kindly be informed that an Extraordinary General Meeting of the Company is to be convened on Thursday, April 8, 2004 at 3.30 p.m. to consider the proposal for raising of additional long term resources upto US$ 500 Million.

Enclosed herewith are six copies of the Notice which is being sent to the Shareholders.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

Encl: a/a

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D:nnr:stock:bm-notices:egm-04-notice

dlo 3/15

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com

NOTICE

NOTICE IS HEREBY GIVEN THAT THE EXTRAORDINARY GENERAL MEETING OF TATA MOTORS LIMITED will be held on Thursday, April 8, 2004 at 3.30 p.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 to transact the following business :-

Raising of additional long term resources

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

"RESOLVED that in accordance with the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956, (the Act) and subject to such consents and such other approvals as may be necessary and subject to such conditions and modifications as may be considered necessary by the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this resolution) or as may be prescribed or made, in granting such consents and approvals and which may be agreed to by the Board, the consent of the Company be and is hereby accorded to the Board to offer, issue and allot in one or more tranches, in the course of an international offering(s) to Foreign Investors, including Foreign Institutions, Non-Resident Indians, Corporate Bodies, Mutual Funds, Banks, Insurance Companies, Pension Funds, individuals or otherwise, whether shareholders of the Company or not, through a public issue and/or on a private placement basis, debentures whether partly/fully convertible and/or securities linked to Ordinary Shares and/or foreign currency convertible bonds and/or Ordinary Shares through depository receipts and/or bonds with Share Warrants attached (hereinafter collectively referred to as "Securities"), secured or unsecured so however that the total amount raised through the aforesaid Securities should not exceed Rs. 2250 crores, equivalent to US $ 500 million or thereabout.

"RESOLVED FURTHER that the consent of the Company be and is hereby granted in terms of Section 293(1)(a) and other applicable provisions, if any, of the Act and subject to all necessary approvals to the Board to secure, if necessary, all or any of the above mentioned Securities to be issued, by the creation of a mortgage and/or charge on all or any of the Company's immovable and/or movable assets, both present and future in such form and manner and on such terms as may be deemed fit and appropriate by the Board.

"RESOLVED FURTHER that for the purpose of giving effect to the above, the Board be and is hereby authorised to determine the form, terms and timing of the Issue(s), including the class of investors to whom the Securities are to be allotted, number of Securities to be allotted in each tranche, issue price, face value, premium amount on issue/conversion of Securities/exercise of warrants/redemption of Securities, rate of interest, redemption period, listings on one or more stock exchanges in India and/or abroad as the Board in its absolute discretion deems fit and to make and accept any modifications in the proposal as may be required by the authorities involved in such issues in India and/or abroad, to do all acts, deeds, matters and things and to settle any questions or difficulties that may arise in regard to the Issue(s)."

NOTES:

(a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of the business set out above is annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

By Order of the Board of Directors

H K SETHNA
Company Secretary

Mumbai, March 8, 2004.
Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai - 400 001

EXPLANATORY STATEMENT

The following Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956 (the Act), sets out all material facts relating to the business mentioned in the accompanying Notice dated March 8, 2004.

2. The Company, as a part of its future growth strategy for the domestic market as also to seek a meaningful presence in the global markets, is planning to incur about Rs.6000 crores over the next five years towards capital expenditure and product development programmes and other meaningful growth oppotunities through mergers, aquisitions/strategic alliances in respect of its commercial vehicles and passenger cars. The capital expenditure will be in the areas of balancing and enhancement of plant capacities, modernisation and replacement of existing plant and machinery, improvement of plant productivity, as well as quality and reliability improvement of its products. The product development expenditure is planned in the areas of product and aggregate development for meeting the Company's future product strategy. Further in line with the Company's vision of being a global automobile player, the Company recently acquired Daewoo Commercial Vehicle Company, Korea (DWCV), an existing profitable international company having a robust manufacturing and quality process that delivers a contemporary range of heavy commercial vehicles, at an enterprise value of US$ 102 Million (equivalent to Rs.465 crores) which was financed equally through internal accruals and direct lending facilities to DWCV. The Company is examining the option to refinance this acquisition through alternate long term funding exercise. The Company is also looking at other inorganic growth opportunities by way of mergers, acquisitions and/or strategic alliances in the domestic/international markets.
3. While it is envisaged that the internal generation of funds as well as funds from the previous issues would partially finance this programme, it is thought prudent at this stage for the Company to raise a part of this fund requirement for the said capital expenditure, product development as also funds required for any domestic/international acquisitions and/or strategic alliances as well as for such other corporate purposes as may permitted under applicable laws through the issue of Securities as defined in the resolution in the international markets in view of the significant liquidity in the markets, low interest rates, improved performance of the Company and the positive outlook for the Indian automobile industry.
4. It is, therefore, proposed to issue the said Securities for an amount not exceeding US $ 500 million (equivalent to about Rs.2250 crores) in one or more tranches, in such form, on such terms, in such manner, at such price or prices and at such time as may be considered appropriate by the Board, to the various categories of investors in the international markets as set out in the Resolution.
5. While the fund raising programme may be through a mix of debt/equity related instruments, as may be appropriate, to the extent that any part of the above mentioned programme includes issue of Securities linked to or convertible into Ordinary Shares of the Company, Members' approval is being sought. Section 81 of the Act, provides, *inter alia*, that whenever it is proposed to increase the subscribed capital of a company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the company in proportion to the capital paid-up on that date unless the shareholders in a general meeting decide otherwise. The Listing Agreements executed by the Company with the various Stock Exchanges also provide that the Company shall, in the first instance, offer all Securities for subscription *pro rata* to the Shareholders unless the Shareholders in a general meeting decide otherwise. Whilst no specific instrument has been identified, at this stage, in the event the Company issues any equity linked instrument, the issue will be structured in a manner such that the additional share capital that may be issued would not be more than 10% of the paid-up capital of the Company. The Ordinary Shares, if any, allotted on issue, conversion of Securities or exercise of warrants shall rank in all respects *pari passu* with the existing Ordinary Shares of the Company.
6. The said Securities may be secured by way of first mortgage/hypothecation on the Company's assets in favour of the security holders/trustees for the holders of the said Securities. As the documents to be executed between the security holders/trustees for the holders of the said Securities and the Company may contain the power to take over the management of the Company in certain events, it is necessary for the Company to pass a resolution under Section 293(1)(a) of the Act, before creation of the said mortgage or charge.
7. The raising of the above resources would be well within the limit of Rs.5000 crores for borrowings by the Company as approved by the Members at the Annual General Meeting of the Company held on July 29, 1996.
8. The proposed offer is in the interest of the Company and your Directors commend the Resolution for acceptance.
9. The Directors of the Company may be deemed to be concerned or interested in the Resolution to the extent of Securities that may be subscribed by them or by the companies/institutions of which they are Directors or members.

By Order of the Board of Directors

H K SETHNA
Company Secretary

Mumbai, March 8, 2004.
Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai - 400 001

TATA MOTORS LIMITED

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Attendance Slip

Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the EXTRAORDINARY GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai-400 020, at 3.30 p.m. on Thursday, April 8, 2004.

....

Full name of the Member (in block letters) Signature

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for member holding shares in electronic form.

....

Full name of the proxy (in block letters) Signature

NOTES : 1. Member/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.
2. Member/Proxyholder desiring to attend the meeting should bring his copy of the Notice for reference at the meeting.

TATA MOTORS LIMITED

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Proxy

I/We ....

of.. in the district of ....being

a Member/Members of the above named Company, hereby appoint ....

.... of .... in the district of ....or failing him

....of..............................in the district of..............................

..............................as my/our Proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company, to be held on Thursday, April 8, 2004 or at any adjournment thereof.

Signed this .... day of .... 2004.

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for members holding shares in electronic form.

Signature | Affix 15 Paise Revenue Stamp |

No. of Shares

This form is to be used **in favour of / ** against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

** Strike out whichever is not desired.

NOTES:(i) The Proxy must be returned so as to reach the Registered Office of the Company, Bombay House 24 Homi Mody Street Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.

TATA

BOOK POST

If undelivered, please return to :
TATA SHARE REGISTRY LIMITED
Unit : **TATA MOTORS LIMITED**
Army & Navy Building,
148, Mahatma Gandhi Road,
Fort, Mumbai 400 001.